

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2022

Leo Lu
Chief Executive Officer
Bitfufu Inc.
111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098

> **Re: Bitfufu Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form F-4**
> **Submitted July 1, 2022**
> **CIK No. 0001921158**

Dear Mr. Lu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2022 letter.

Amendment No. 2 to Draft Registration Statement on Form F-4

Financial Projections, page 106

1. Your current financial projections assume an average Bitcoin price at $45,000 during 2022. You further state that pricing and revenue generated from each of your revenue streams in 2021 are largely affected by the price of Bitcoin. Given the current price of Bitcoin is significantly lower than this assumed price, tell us how you considered revising your financial projections to include a lower price than the forecasted price (e.g., sensitivity analysis).

Business
Cloud-mining Services, page 118

2.   Disclosure revised in response to prior comment 4 identified Chainup Pte. Ltd. as the customer that accounted for 30% of Bitfufu's 2021 revenue. While your response to comment 10 of our letter dated May 4, 2022 indicated that you have a standard service agreement with this customer, please revise to summarize the material terms of this service agreement, including the term of the agreement, any minimum purchase commitments and termination provisions.

Employees, page 122

3.   You state here that you have 30 full-time employees who are primarily located in Singapore. Please tell us whether any employees are located in China or Hong Kong, and if so, quantify the number of employees located in these countries.

Compliance Infrastructure, page 122

4.   We note your response to prior comment 6. Please revise to clarify whether your verification process requires users to provide government issued photo identification to verify identity. In addition, more clearly discuss your identity verification procedures. For example, explain in greater detail how your designated employees cross reference or otherwise verify the information provided by customers.

Enforceability of Civil Liabilities Under U.S. Securities Laws, page 214

5.   Your response to comment 29 of our letter dated May 4, 2022 states that following the business combination one independent director of Bitfufu is expected to reside in mainland China. Please revise this section and the risk factor on page 80 to specifically note that one independent director of Bitfufu is expected to reside in mainland China and discuss the difficulty of bringing actions and enforcing judgments against an individual who resides in mainland China.

Note 2. Summary of Significant Accounting Policies
(g) Digital Assets, page F-42

6.   We note your expanded disclosure in response to prior comment 12 states that you perform an analysis each quarter to indicate whether that it is more likely than not that your digital assets are impaired. Please explain why you do not perform this analysis more frequently. Refer to ASC 350-30-35-18 and 35-18B. In this regard, please explain why you do not write down digital assets to fair value whenever there are observable transactions in which an identical asset is bought and/or sold at less than its carrying amount thereby monitoring within reporting periods.

(l) Revenue recognition
Cloud mining solutions, page F-43

7. We note your response to prior comment 13 and continue to evaluate your analysis. Please tell us whether the mining pools that the customers can select from is restricted or limited. Tell us whether the customer has recourse against you if the mining pool operator fails to perform as contracted. Confirm that the mined digital asset is never in your possession or control even if only momentarily. Tell us whether all customers are required to prepay for your services. In addition, we note that you participate in mining pools for your self-mining business. Please tell us and revise to disclose how you are recognizing this revenue. Describe the payment mechanism you have with the mining pool operator. Clarify the type of digital asset that is being mined (e.g., Bitcoin). Tell us and disclose the amount of revenue recognized from self-mining.

8. Please tell us whether there is a separate fee or charge for electricity that your customers pay to you. If so, please tell us and disclose how you are accounting for that service.

9. Please revise your disclosures to explain how you measure revenue that is recognized over time. We refer you to ASC 606-10-25-31 to 25-37.

Leasing of mining equipment, page F-44

10. We have reviewed your response to prior comment 16. Please provide a detailed analysis that explains how you determine the lease classification for the equipment. We refer you to ASC 842-30-25. In this regard, we note that you receive an upfront payment and recognize the revenue straight-line over the term while only presenting a minimal amount of lease equipment. Please advise or revise. In addition, provide the disclosures required by ASC 842-20-50.

Selling of mining equipment, page F-44

11. We note your response to prior comment 15 and continue to evaluate your analysis.

Note 3. Digital Assets, page F-47

12. We have reviewed your response to prior comment 17. Please provide us with a more detailed analysis that supports your conclusion that your stablecoins, or USDT are crypto assets. That is, clarify how USDTs are designed to maintain a stable value relative to the US Dollar when there is no contractual right to cash. Please describe the contractual rights for the USDT including limits on redemptions in cash.

13. Please tell us why the sales receipts amounts in the reconciliation table do not agree to the Revenue recognized in digital assets payment as presented on your statements of cash flows nor to the amount of revenue recognized. Please reconcile these three amounts and revise your disclosures if necessary. Also, tell us why the cryptocurrencies increases or decreases as a result of converting from or to fiat currencies are not presented within your statements of cash flow.

Note 11. REVENUE BY CATEGORIES
2) Revenue by jurisdictions, page F-51

14. We note your expanded table to show revenue by jurisdictions in response to prior comment 19. Disclose the basis for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41.a.

General

15. We note your response to comment 29 of our letter dated May 4, 2022. Specifically, this response states that Bitfufu does not currently provide service to customers located in mainland China and that upon the completion of the business combination, Bitfufu does not expect to generate revenue from mainland China or Hong Kong. Disclosure added to page F-51 indicates that Bitfufu generated 17% and 12% of its revenue for the fiscal year ended December 31, 2021 from mainland China and Hong Kong, respectively. Please revise Bitfufu's MD&A to clarify that you no longer expect to generate revenue from either of these countries and discuss the impact this is expected to have on the company.

16. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrei Sirabionian